Exhibit 99.115

DeFi Technologies Added to MSCI Canada Small Cap Index

Toronto, Canada, February 11, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce its inclusion in the MSCI Canada Small Cap Index, effective as of February 28, 2025, following the February index review by MSCI Inc.

The MSCI Canada Small Cap Index is a key benchmark measuring the performance of the small-cap segment of the Canadian equity market. It is part of MSCI’s Global Equity Index Series (GEIS) and covers approximately 14% of the free float-adjusted market capitalization in Canada. The inclusion of DeFi Technologies in this index reflects the Company’s growth and increasing recognition in the market.

Criteria for Inclusion

MSCI follows a stringent methodology for selecting companies for the Small Cap Index. The key qualifications include:

●	Market Capitalization: Companies must fall within a defined market capitalization range for small-cap classification, which MSCI periodically reviews.

●	Liquidity: Eligible securities must exhibit adequate trading liquidity, ensuring investability and accessibility for investors.

●	Free Float: Market capitalization is adjusted for the proportion of shares available for public trading, with companies having low free float potentially excluded.

●	Industry Representation: The index aims for balanced representation across industries, ensuring broad market exposure within the small-cap segment.

Significance of the Inclusion

Being added to the MSCI Canada Small Cap Index enhances DeFi Technologies’ visibility among institutional investors and funds that track MSCI indices. It also signals strong market performance and increased investor confidence in the Company’s business model and strategic direction.

“Our inclusion in the MSCI Canada Small Cap Index marks a significant milestone for DeFi Technologies and validates the progress we’ve made in our mission to bridge traditional finance with the rapidly evolving decentralized financial ecosystem,” said Olivier Roussy Newton, CEO of DeFi Technologies. “This recognition reinforces our commitment to driving innovation and delivering value to our shareholders.”

About MSCI Canada Small Cap Index

The MSCI Canada Small Cap Index is part of MSCI’s broader global equity indices, which provide essential benchmarks for investors worldwide. The index is widely used by asset managers and institutional investors to track and manage small-cap investments in the Canadian market. The February 2025 index review process considered trading data from the last 10 trading days in January, with the final selection based on a pricing date determined by MSCI’s methodology.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the inclusion of the Company in the MSCI Canada Small Cap Index investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the removal of the Company from the MSCI Canada Small Cap Index; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681